December 30, 2002

Dear Shareholder:

      On January 22, 2003, you will decide the future course of Fording Inc. You have two choices: one is to vote in favour of the Fording Plan of Arrangement involving Teck Cominco and Westshore that will create the Fording Income Trust; the other is to tender your shares to Sherritt Coal Acquisition Inc., a subsidiary of Sherritt International Corp. (“Sherritt”) and Ontario Teachers’ Pension Plan Board (“Teachers”), and participate in their proposed Sherritt income trust.

Your Board of Directors Unanimously Recommends You Vote

FOR
the Fording Plan of Arrangement

      As you make this important decision, your Board of Directors believes you should consider a few key points:

•	Your Board of Directors has a legal duty to act in the best interests of Fording shareholders. Sherritt and Teachers do not. They will act in their own interests.

•	Under either proposal, you are likely to receive a combination of cash and income trust units, even if you elect to receive all cash. As a result, a substantial portion of the value you receive will be in units. The Fording Plan of Arrangement offers substantially greater value as the Fording Income Trust units are estimated to be worth as much as $10 more than the Sherritt income trust units.

•	Sherritt and Teachers propose to sell to themselves Fording’s thermal coal assets at far less than fair value and these assets will not form part of the Sherritt income trust. At the same time Sherritt and Teachers will require the Sherritt income trust to buy their marginal metallurgical coal assets at inflated values.

•	The Sherritt/ Teachers maximum cash election is structured to allow Sherritt and Teachers to acquire Fording shares at an effective cost of $28.41 – not $35 – resulting in a value transfer of $210 million from Fording shareholders to Sherritt and Teachers.

•	Your Board of Directors, with the assistance of its financial and legal advisors, has thoroughly reviewed the Sherritt/ Teachers offer and is of the view that it is based on inaccuracies and questionable assumptions. Your Board of Directors is taking appropriate action in this regard.

•	RBC Capital Markets has provided its advice that the consideration received by Fording shareholders under the Fording Plan of Arrangement is SUPERIOR to the Sherritt/ Teachers offer.

•	Anderson & Schwab, independent mining experts, have undertaken an independent assessment and have concluded that the assets included in the Fording Income Trust are SIGNIFICANTLY BETTER than the assets included in the proposed Sherritt income trust. The full text of the Anderson & Schwab opinion appears as Appendix F to the enclosed document.

            The Fording Income Trust Offers:

• Greater Value

• Higher Cash Distributions

• Higher-Quality Assets

• Proven Management

DO NOT TENDER TO THE SHERRITT/TEACHERS OFFER

Vote FOR Superior Value — Vote Your PINK Proxy Today

Comparison of Proposed Transactions

      The real terms of the Sherritt/ Teachers offer are, in some respects, difficult to determine from their questionable 340 page document. However, we believe that if shareholders understand the key differences between the Fording Plan of Arrangement involving Teck Cominco and Westshore, and the Sherritt/ Teachers offer, the superiority of the Fording proposal will be clear. In order to assist shareholders in assessing the two proposals, we have prepared the following chart, which compares a number of their key terms, as well as a pro forma table of 2001 distributable cash comparing the distributable cash that would have been available under each of the Fording Income Trust and the Sherritt income trust had those trusts been in existence on January 1, 2001. Please take a moment to review this information.

Fording Income Trust		Sherritt/ Teachers Proposal

Superior Value

•	$16.65 in cash and 0.511 of a unit if all shareholders, other than Teachers, elect to receive cash	•	$17.63 in cash and 0.496 of a unit if all shareholders, other than Teachers, elect to receive cash

•	The Fording transaction offers superior value as the Fording Income Trust units are estimated to be worth as much as $10 more per unit than Sherritt’s	•	The Sherritt/ Teachers proposal offers inferior value as the units of the Sherritt income trust are estimated to be worth up to $10 less per unit than Fording’s

More Distributable Cash

•	$2.87 per unit based on 2001 pro forma distributable cash	•	$1.50 per unit based on 2001 pro forma distributable cash

•	$1.05 per unit in the first quarter of 2003, with a cash reserve (or $1.10 with no cash reserve)	•	$1.05 per unit in the first quarter of 2003, with no cash reserve and subordination of $0.20 which may not be sufficient to achieve targeted distributions

•	Cash distributions are anticipated to increase going forward as mines reach capacity and synergies are realized	•	Subordination of $11.25 million per quarter ($0.20 per unit) limited to one year, after which distributions are anticipated to decline

Superior Asset Quality

•	The Fording Income Trust will have assets comprised of Fording’s long life, low cost metallurgical mines and its Industrial Minerals Operations, complimented by:	•	The Sherritt Income Trust will have assets comprised of Fording’s long life, low cost metallurgical mines and its Industrial Mineral Operations diluted by:

	. Teck’s Elkview mine which produces annually 6 million tonnes of high quality coal at low cost and has a 40 year reserve life. The Elkview mine is highly profitable with 2001 EBITDA of $92 million and contribution to distributable cash of $78 million		. Sherritt’s Line Creek Mine which produces annually 3 million tonnes of lower quality coal (historically 20% thermal) at high cost and has an 18 year reserve life. The Line Creek Mine is marginally profitable with 2001 EBITDA of $12 million and contribution to distributable cash of $3 million

	. Fording’s profitable thermal operations that are both stable and long term contributors to cash flow, generating 2001 EBITDA of $48 million, and contributions to distributable cash of $43 million. In addition, these operations have significant potential for growth		. Fording’s profitable thermal coal operations are not included in the Sherritt income trust

	. long term contract with Westshore which can accommodate the large vessels and on-site blending required by Fording and its customers		. an interest in the inadequate Neptune terminal that cannot accommodate on-site blending or readily handle large vessels

	. Growth — the combined Fording/Teck assets have the capacity for a further 3 million tonnes of metallurgical coal sales from 2002 levels with no additional capital expenditures		. Sherritt’s Cheviot mine, an undeveloped property requiring permits and $80 million of capital to develop for a proposed capacity of 2 million tonnes per annum

Fording Income Trust		Sherritt/ Teachers Proposal

Real Synergies

$50 million in real and sustainable synergies:		$50 million of illusory synergies:

•	the addition of Elkview’s high rank coal complements Fording’s medium volatile coals providing significant marketing and blending opportunities	•	Line Creek’s lower quality coal and production capacity limits blending opportunities

•	Elkview’s large equipment and mining area are similar to Fording’s, providing cost, purchasing and stores inventory savings	•	Line Creek’s smaller mining areas and small-scale equipment provide a much lower level of operational synergies as compared to Elkview

•	the proximity of Elkview’s coal resources to Fording’s Coal Mountain mine could result in a substantial increase in Coal Mountain’s capacity and reserve life	•	a substantial portion of the synergies claimed by Sherritt and Teachers relate to one time mineral tax savings that are highly unlikely to be realized

Arm’s Length Transaction

•	The value of the assets contributed by Fording and by Teck, and the other terms of the transaction were negotiated at arm’s length and on commercial terms	•	Their transaction contemplates numerous related party arrangements which benefit Sherritt and Teachers and not Fording’s shareholders

		•	Sherritt and Teachers propose to sell to themselves Fording’s thermal coal assets for between $175 million and $242 million, far less than fair value given that the contribution of these assets to distributable cash over the last three years averaged $41.6 million per annum. These operations also include undeveloped resources valued at $100 million

		•	Sherritt and Teachers propose to sell metallurgical coal assets to the Sherritt income trust for $207 million, far greater than fair value given that the contribution of these assets to distributable cash over the last three years averaged $0.1 million per annum

No Deal Risk

•	All necessary regulatory approvals have, or will shortly be obtained	•	the Sherritt/ Teachers offer is subject to significant regulatory uncertainty including the possibility that they will have to re-register their securities with the SEC — a process that can take months

Governance

•	Right from the start, the Fording Income Trust will provide for real independence at every level. A majority of the Trustees of the Fording Income Trust and a majority of the Directors of Fording will be independent from Fording, Teck and Westshore.	•	For several months, all of the Trustees of the Sherritt Income Trust and all of the Directors of the operating company will be employees of either Sherritt or Teachers, and during this period, numerous related party transactions will be approved. Independent representation will only be put in place after the related party arrangements are finalized.

•	Minority unitholders will benefit from full dissent rights, coat-tail like protections and the requirement that related party transactions be approved by independent Trustees or independent Directors	•	Other minority rights/ protections are weak or non- existent.

Internal Management

•	The Fording Income Trust will be internally managed by Fording’s proven management team who have achieved industry leading, low cost productivity at Fording’s operations and who will be compensated consistent with current levels	•	Sherritt and Teachers propose to hire an affiliate of unknown capability, to provide external management services to both the Sherritt income trust and Luscar Coal, a competing coal company

		•	Sherritt’s promise of management costs capped by reference to Fording’s 2002 costs, does not include a variety of incentive payments, trust administrative costs and third party costs that could result in management and administrative fees being significantly higher

Comparative Unaudited Pro Forma Distributable Cash

for the Twelve Months ended December 31, 2001

      The unaudited pro forma information set forth below assumes that the Fording Income Trust and the Sherritt income trust were in existence on January 1, 2001, but may not be indicative of future operating results or their financial condition in future periods.

	Fording	Sherritt/
	Income	Teachers
	Trust	Proposal

	(Millions of
	Canadian Dollars)
Available cash before reserve	$120 (1)	$136	(2)
Adjustments to Available cash
Fording’s Thermal Coal assets removed	—	(43	)(3)
Sherritt/ Teachers Met Coal assets contributed	—	3	(4)

Subtotal	120	96
Reserve @ 10%	(12)	(10)

Distributable Cash	$108	$86

Units Outstanding (millions) (5)	37.6	57.3
Distributable Cash Per Unit	$2.87	$1.50

Notes:

(1)	As per the unaudited pro forma consolidated statement of distributable cash for the year ended December 31, 2001, page E-6 of the Supplement dated December 8, 2002 (Fording Income Trust resulting from the Enhanced Arrangement).

(2)	As per the unaudited pro forma consolidated statement of distributable cash for the year ended December 31, 2001, page D-6 of the Information Circular dated November 20, 2002 (Fording Income Trust resulting from the Arrangement).

(3)	Fording Inc. 2001 audited consolidated financial statements note 16 Prairie Operations Income from Operations of $40 million plus depreciation of $7.6 million less capital expenditures of $4.2 million.

(4)	Sherritt Coal Partnership II Notice of Variation to their Offer to Purchase page A-32, Operating margin of $11.9 million less capital expenditures of $9.1 million.

(5)	Units anticipated to be outstanding upon completion of the respective proposals.

We Urge You To Vote FOR the Fording Plan of Arrangement

      We believe the Fording Plan of Arrangement involving Teck Cominco and Westshore is the best alternative available to shareholders and provides you with superior value, higher distributable cash and a better income trust as compared to the Sherritt/ Teachers offer. Accordingly, your Board of Directors has unanimously recommended that shareholders reject the Sherritt/ Teachers offer and vote in favour of the Fording Plan of Arrangement.

      We urge you to vote FOR the Fording Plan of Arrangement TODAY by signing, dating and delivering the enclosed Fording PINK proxy in accordance with the instructions on the proxy. If you have previously provided a proxy, you are strongly encouraged to vote again using the PINK Fording proxy and by following the attached voting instructions. Your vote counts — vote your PINK Fording proxy today.

      Please read the enclosed documents for further details of the Fording Plan of Arrangement and for specific instructions as to how to vote.

      Thank you very much for your consideration of these matters.

Yours truly,

Richard F. Haskayne, O.C., F.C.A.	James G. Gardiner

If you have any questions or require any assistance in connection with the

Fording Plan of Arrangement or the execution or delivery of your Fording PINK proxy to vote FOR the Fording Plan of Arrangement, please call toll free:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

1-866-254-7864 (English)
1-866-258-7293 (French)